Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-154314
October 19, 2010
PepsiCo, Inc.
0.875% Senior Notes due 2013
3.125% Senior Notes due 2020
4.875% Senior Notes due 2040

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	Aa3 / A- (stable outlook / stable outlook)

Trade Date:	October 19, 2010

Settlement Date (T+5):	October 26, 2010

Title of Securities:	0.875% Senior Notes due 2013	3.125% Senior Notes due 2020	4.875% Senior Notes due 2040

Aggregate Principal Amount Offered:	$500,000,000	$1,000,000,000	$750,000,000

Maturity Date:	October 25, 2013	November 1, 2020	November 1, 2040

Interest Payment Dates:	Semi-annually on each April 25 and October 25, commencing on April 25, 2011	Semi-annually on each May 1 and November 1, commencing on May 1, 2011	Semi-annually on each May 1 and November 1, commencing on May 1, 2011

Benchmark Treasury:	0.500% due October 15, 2013	2.625% due August 15, 2020	4.375% due May 15, 2040

Benchmark Treasury Yield:	0.540%	2.473%	3.917%

Spread to Treasury:	35 bps	75 bps	97 bps

Re-offer Yield:	0.890%	3.223%	4.887%

Coupon:	0.875%	3.125%	4.875%

Price to Public:	99.956%	99.167%	99.811%

Optional Redemption:	Make-whole call at Treasury rate plus 5 basis points	Make-whole call at Treasury rate plus 10 basis points	Make-whole call at Treasury rate plus 15 basis points

Daycount Fraction:	30 / 360	30 / 360	30 / 360

CUSIP/ISIN:	713448BQ0 / US713448BQ07	713448BR8 / US713448BR89	713448BS6 / US713448BS62

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC BNP Paribas Securities Corp. UBS Securities LLC

Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
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An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or UBS Securities LLC toll-free at 1-877-827-6444 (extension 561-3884).
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